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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Austrian Ministry of Defense selects the C-390 Millennium as its new military transport aircraft

The Austrian Ministry of Defense announced today the decision to select the C-390 Millennium aircraft as its new tactical transport solution. Embraer is honored to be chosen to support this important Air Force in Europe.

Austria joins Brazil, Portugal, Hungary and the Netherlands as future operator of the C-390 Millennium multi-mission platform, an aircraft that is rapidly redefining the standards of tactical transport in the world defense market.

Embraer is ready to support the Austrian Ministry of Defense and Air Force in order to meet the demanding requirements of their acquisition process and prepared to further strengthen the relationship with this nation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations